                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*


                          Dal-Tile International Inc.
                    ---------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 Par Value
                        ------------------------------
                        (Title of Class of Securities)

                                   23426R108
                                --------------
                                (CUSIP Number)

                                                        with a copy to:

      John D. Swift                                  Alexander W. Patterson
  Chief Financial Officer                               Alston & Bird LLP
  Mohawk Industries, Inc.                              One Atlantic Center
160 S. Industrial Boulevard                         1201 West Peachtree Street
  Calhoun, Georgia 30701                           Atlanta, Georgia  30309-3424
     (706) 629-7721                                        (404) 881-7000
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                               November 19, 2001
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   23426R108

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Mohawk Industries, Inc.
     52-1604305
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)
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3.   SEC Use Only
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4.   Source of Funds (See Instructions)
     OO
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)
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6.   Citizenship or Place of Organization
     Delaware
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Number of       7.  Sole Voting Power
Shares              9,397,932 (See Items 3 and 5)
Beneficially  ------------------------------------------------------------------
Owned by        8.  Shared Voting Power
Each                0
Reporting     ------------------------------------------------------------------
Person With     9.  Sole Dispositive Power
                    0
              ------------------------------------------------------------------
                10. Shared Dispositive Power
                    0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     9,397,932 (See Items 3 and 5)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     14.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

The filing of this Schedule 13D is not, and shall not be construed as, an admission that the filer or any of its executive officers or directors beneficially owns any of the Shares for which it is listed as having sole voting power. See Items 5 and 6.

Item 1.     Security and Issuer

The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, $.01 par value per share (the "Dal-Tile Common Stock"), of Dal-Tile International Inc., a Delaware corporation ("Dal-Tile").

The principal executive offices of Dal-Tile are located at 7834 Hawn Freeway, Dallas, Texas 75217

Item 2.     Identity and Background

(a) This Statement is being filed by Mohawk Industries, Inc., a Delaware corporation ("Mohawk").

(b) The address of Mohawk's principal office is 160 S. Industrial Boulevard, Calhoun, Georgia 30701.

(c) Mohawk, through its wholly owned subsidiaries, is a producer of woven and tufted broadloom carpet and rugs.

(d) Mohawk affirms that it is not required to disclose any legal proceedings pursuant to Item 2(d).

(e) Mohawk affirms that it is not required to disclose any legal proceedings pursuant to Item 2(e).

(f)         Not Applicable.

Set forth on Schedule A is the name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Mohawk as of the date hereof. During the last five years, to the knowledge of Mohawk, no person named on Schedule A as a director or executive officer of Mohawk has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the knowledge of Mohawk, each of the individuals listed on Schedule A attached hereto is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration

On November 19, 2001, Mohawk entered into an Agreement and Plan of Merger (the "Agreement"), by and among Mohawk, Maverick Merger Sub, Inc., a wholly owned subsidiary of Mohawk ("Merger Sub"), and Dal-Tile, pursuant to which Dal-Tile will merge with Merger Sub (the "Merger"). Each of the shares of Dal-Tile Common Stock outstanding at the effective time of the Merger will be converted into the right to receive $11.00 in cash and a fraction of a share of Mohawk common stock, which will be determined based on the average closing price of Mohawk common stock during a 20-day trading period ending on the third full trading day prior to the closing date of the Merger.

As a condition and inducement to Mohawk entering into the Agreement, Mohawk entered into Voting Agreements (the "Voting Agreements"), with the following stockholders of Dal-Tile: Douglas D. Danforth, John F. Fiedler, William R. Hanks, Vincent A. Mai, Charles J. Pilliod, Jr., Mark A. Solls, W. Christopher Wellborn, Jacques R. Sardas, Esther Limited, LLP and the Jacques and Claudia Sardas 1998 Irrevocable Trust (the "Stockholders"), relating to an aggregate of 9,397,932 shares of Dal-Tile Common Stock (the "Shares") beneficially owned by such Stockholders. The Shares consist of 835,932 shares of Dal-Tile Common Stock and 8,562,000 options to purchase Dal-Tile Common Stock.

Pursuant to the Voting Agreements, each of the Stockholders has agreed, with respect to the Shares beneficially owned by such Stockholder: (1) not to transfer or to enter into an agreement to transfer any of the Shares prior to the effective time of the Merger, unless the transferee agrees to be bound by the terms of the Voting Agreement; (2) not to deposit the Shares in any voting trust or grant any proxy or enter into any voting agreement or similar agreement in contravention of the obligations of the Stockholder under the Voting Agreement; (3) to cause the Shares to be voted, (i) in favor of the approval and adoption of the Agreement and in favor of approval of the Merger, (ii) against the approval or adoption of any proposal made in opposition to, or in competition with, the Agreement and consummation of the Merger, and (iii) against any of the following (to the extent unrelated to the Agreement and the Merger): (A) any merger, consolidation or business combination involving Dal-Tile; (B) any sale, lease or transfer of any significant portion of the assets of Dal-Tile or any of its subsidiaries; (C) any reorganization, recapitalization, dissolution, liquidation or winding up of Dal-Tile or any of its subsidiaries; (D) any material change in the capitalization of Dal-Tile or the corporate structure of Dal-Tile; or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger; and (4) to grant Mohawk an irrevocable proxy (the "Irrevocable Proxy") to vote the Shares as described in (3) above. Each of the Stockholders executed an Irrevocable Proxy contemporaneously with the execution of the Voting Agreements, with respect to the Shares and all of the shares of capital stock and any other voting securities of Dal-Tile that may be beneficially owned by such Stockholder, and any and all other shares of capital stock or other voting securities of Dal-Tile issued or issuable in respect thereof, granting the proxy holders the right to vote such securities as set forth in (3) above.

The Voting Agreements and the Irrevocable Proxies terminate upon the earlier of the date and time that the Agreement is validly terminated pursuant to its terms and the effective time of the Merger.

References to and descriptions of the Merger, the Agreement, the Voting Agreements and the Irrevocable Proxies are qualified in their entirety by reference to copies of the Agreement and the Form of Voting Agreement (which includes the Form of Irrevocable Proxy as Exhibit A thereto), respectively, included as Exhibits 1 and 2 to this Statement, and incorporated into this
Item 3 in their entirety where such references and descriptions appear.

Item 4.     Purpose of Transaction

The purpose of the Merger, as provided for in the Agreement, is for Mohawk to acquire all of the outstanding shares of Dal-Tile Common Stock. Upon consummation of the Merger, the directors and officers of Merger Sub shall be the directors and officers of the surviving corporation, and the certificate of incorporation and bylaws of Merger Sub shall be the certificate of incorporation and bylaws the surviving corporation. Additionally, upon consummation of the Merger, the shares of Dal-Tile Common Stock will no longer be traded on any exchange and will be eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act.

The purposes of the Voting Agreements and the Irrevocable Proxies are to ensure that the Shares are voted in favor of the Merger and against any competing proposals.

References to and descriptions of the Merger, the Agreement, the Voting Agreements and the Irrevocable Proxies are qualified in their entirety by reference to copies of the Agreement and the Form of Voting Agreement (which includes the Form of Irrevocable Proxy as Exhibit A thereto), respectively, included as Exhibits 1 and 2 to this Statement, and incorporated into this Item 4 in their entirety where such references and descriptions appear.

Item 5.     Interest in Securities of the Issuer

(a) As a result of the Voting Agreements and the Irrevocable Proxies, Mohawk may be deemed to be the beneficial owner of 9,397,932 shares of Dal-Tile Common Stock. Such shares constitute approximately 14.6% of the shares of Dal-Tile Common Stock (calculated pursuant to Rule 13d-3) as of November 19, 2001 (as represented by Dal-Tile in the Agreement).

(b) As a result of the Voting Agreements and the Irrevocable Proxies, Mohawk has the sole power to vote or direct the vote of the Shares with respect to those matters described in Item 3 above. However, Mohawk is not entitled to vote the Shares with respect to any matters or to any rights as a stockholder of Dal-Tile other than as described above and disclaims beneficial ownership of the Shares. Mohawk does not have any power to dispose of the Shares.

(c) There have been no transactions by Mohawk in securities of Dal-Tile during the past 60 days. To the knowledge of Mohawk, there have been no transactions by any director or executive officer of Mohawk in securities of Dal-Tile during the past 60 days.

(d) To the knowledge of Mohawk, the Stockholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Agreement, the Voting Agreements and the Irrevocable Proxies, to the knowledge of Mohawk, there are no contracts, arrangements, understandings or relationships among Mohawk or any of the directors or executive officers of Mohawk and any person with respect to any securities of Dal-Tile, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.     Material to Be Filed as Exhibits

The following documents are filed as exhibits:

(1) Agreement and Plan of Merger, dated as of November 19, 2001, by and among Mohawk Industries, Inc., Maverick Merger Sub, Inc. and Dal-Tile International Inc. (incorporated herein by reference to Exhibit
            2.1 to the Current Report on Form 8-K filed by Dal-Tile International Inc. on November 20, 2001).

(2) Form of Voting Agreement (including the Form of Irrevocable Proxy as Exhibit A) (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Dal-Tile International Inc. on November 20, 2001).

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                              MOHAWK INDUSTRIES, INC.


                              By: /s/ Frank Boykin
                                  ---------------------------------------
                                  Name: Frank Boykin
Date: November 28, 2001           Title: Vice President and Corporate Controller

           Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                   Schedule A

          Directors and Executive Officers of Mohawk Industries, Inc.

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of Mohawk Industries, Inc. ("Mohawk") is set forth below. Unless otherwise indicated below, each occupation set forth opposite the name of each person refers to employment with Mohawk, which, through its wholly owned subsidiaries, is a producer of woven and tufted broadloom carpet and rugs. The address of Mohawk is 160 S. Industrial Boulevard, Calhoun, Georgia 30701. The business address of each person listed below is, unless otherwise indicated, 160
S. Industrial Boulevard, Calhoun, Georgia 30701.

Director/Executive Officer                 Principal Occupation or Employment
-------------------------------------  ------------------------------------------------------------------
Leo Benatar  (Director)..............  Associated Consultant with A.T. Kearney, a management consulting firm.
                                       The business address of A.T. Kearny is 3455 Peachtree Road, NE, Atlanta, Georgia 30326.

Bruce C. Bruckmann (Director)........  Managing Director of Bruckmann, Rosser, Sherrill & Co., Inc., a
                                       venture capital firm. The business address of Bruckmann, Rosser,
                                       Sherrill & Co., Inc. is 126 East 56th Street, 29th Floor, New York, New York 10022.
William B. Kilbride (Executive
 Officer)............................  President - Home Products Division

David L. Kolb (Director).............  Chairman of the Board

Jeffrey S. Lorberbaum................  President and Chief Executive Officer
 (Director and Executive Officer)

Larry W. McCurdy (Director)..........  Retired

Robert N. Pokelwaldt (Director)......  Retired

Sylvester H. Sharpe (Director).......  Executive Vice President

John D. Swift (Executive Officer)....  Vice President - Finance and Chief Financial Officer

Herbert M. Thornton..................  President - Fashion and Performance Division
 (Executive Officer)

                                 EXHIBIT INDEX


(1) Agreement and Plan of Merger, dated as of November 19, 2001, by and among Mohawk Industries, Inc., Maverick Merger Sub, Inc. and Dal-Tile International Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Dal-Tile International Inc. on November 20, 2001).

(2) Form of Voting Agreement (including the Form of Irrevocable Proxy as Exhibit A) (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Dal-Tile International Inc. on November 20,
     2001).

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